UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EnSync, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

98876R204
(CUSIP Number)

Yancie Zhang
Melodious Investments Company Limited
45F, China Resources Building , 26 Harbour Road, Wan Chai, Hong Kong
Telephone: +852- 39566776
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 98876R204

1		NAME OF REPORTING PERSONS Melodious Investments Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000,000 shares of common stock1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000,000 shares of common stock1
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000 shares of common stock1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%2
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.
Consists of (i) 8,000,000 shares of Common Stock to be held by Melodious Investments Company Limited (“MICL”) at the closing, and (ii) 17,000,000 shares of Common Stock issuable upon the conversion of 11,353 shares of the issuer’s Series C Convertible Preferred Stock to be held by MICL at the closing, assuming such preferred stock is convertible within 60 days from the date of acquisition. See Item 5. MICL is a British Virgin Islands company wholly owned by Melodious International Investments Group Limited (“MII Group Limited”), which is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of each of MICL and MII Group Limited. The business address of each of MICL and MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

2.
Percentage calculated based on 64,752,821 shares of Common Stock, consisting of (i) 47,752,821  shares of Common Stock outstanding as of September 8, 2016 as disclosed in the issuer’s annual report on Form 10-K filed with the Securities Exchange and Commission on September 8, 2016 and (ii) 17,000,000 shares of Common Stock (see Note 1 above).

SCHEDULE 13D

CUSIP No. 98876R204

1		NAME OF REPORTING PERSONS Melodious International Investments Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000,000 shares of common stock1
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000,000 shares of common stock1
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000 shares of common stock1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%2
14		TYPE OF REPORTING PERSON (See Instructions) CO

1.
Consists of (i) 8,000,000 shares of Common Stock to be held by MICL at the closing, and (ii) 17,000,000 shares of Common Stock issuable upon the conversion of 11,353 shares of the issuer’s Series C Convertible Preferred Stock to be held by MICL at the closing, assuming such preferred stock is convertible within 60 days from the date of acquisition. See Item 5. MICL is a British Virgin Islands company wholly owned by MII Group Limited, which is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of each of MICL and MII Group Limited. The business address of each of MICL and MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

2.

Percentage calculated based on 64,752,821 shares of Common Stock, consisting of (i) 47,752,821 shares of Common Stock outstanding as of September 8, 2016 as disclosed in the issuer’s annual report on Form 10-K filed with the Securities Exchange and Commission on September 8, 2016 and (ii) 17,000,000 shares of Common Stock (see Note 1 above).

SCHEDULE 13D

CUSIP No. 98876R204

1		NAME OF REPORTING PERSONS Jilun He
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,861,776 shares of common stock
	8	SHARED VOTING POWER 25,000,000 shares of common stock1
	9	SOLE DISPOSITIVE POWER 3,861,776 shares of common stock
	10	SHARED DISPOSITIVE POWER 25,000,000 shares of common stock1
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,861,776 shares of common stock2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6%3
14		TYPE OF REPORTING PERSON (See Instructions) IN

1.
Consists of (i) 8,000,000 shares of Common Stock to be held by MICL at the closing, and (ii) 17,000,000 shares of Common Stock issuable upon the conversion of 11,353 shares of the issuer’s Series C Convertible Preferred Stock to be held by MICL at the closing, assuming such preferred stock is convertible within 60 days from the date of acquisition. See Item 5. MICL is a British Virgin Islands company wholly owned by Melodious International Investments Group Limited (“MII Group Limited”), which is a British Virgin Islands company wholly owned by Jilun He. Jilun He is the sole director of each of MICL and MII Group Limited. The business address of each of MICL and MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

2.
Consists of (i) 3,861,776 shares of Common Stock held by Jilun He, (ii) 8,000,000 shares of Common Stock to be held by MICL at the closing, and (iii) 17,000,000 shares of Common Stock issuable upon the conversion of 11,353 shares of the issuer’s Series C Convertible Preferred Stock to be held by MICL at the closing, assuming such preferred stock is convertible within 60 days from the date of acquisition. (See Note 1 above).

3.
Percentage calculated based on 64752,821 shares of Common Stock, consisting of (i) 47,752,821 shares of Common Stock outstanding as of September 8, 2016 as disclosed in the issuer’s annual report on Form 10-K filed with the Securities Exchange and Commission on September 8, 2016 and (ii) 17,000,000 shares of Common Stock (see Note 1 above).

Item 1.              Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of EnSync, Inc., a Wisconsin corporation (the “Issuer”). The Issuer’s principal executive offices are located at N93 W14475 Whittaker Way, Menomonee Falls, Wisconsin.

Item 2.              Identity and Background.

(a) - (c) This Statement is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Melodious Investments Company Limited (“MICL”), a British Virgin Islands company;

(ii) Melodious International Investments Group Limited (“MII Group Limited”), a British Virgin Islands company; and

(iii) Jilun He, a citizen of the People’s Republic of China.

MICL is a company wholly owned by MII Group Limited, which is a company wholly owned by Jilun He.

The business address of each of MICL and MII Group Limited is Sea Meadow House, Blackburne Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

The business address of Jilun He is 45F, China Resources Building , 26 Harbour Road, Wan Chai, Hong Kong.

The principal business of each of MICL and MII Group Limited is investment.

The principal business of Jilun He is merchant.

With respect to each of MICL and MII Group Limited, Jilun He is the sole director of such Reporting Person and there are no other executive officers and directors or persons holding equivalent positions of such Reporting Person.

(d), (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of Jilun He is the People’s Republic of China.

Item 3.              Source and Amount of Funds or Other Considerations.

MICL and Jilun He entered into a share purchase agreement (the “Purchase Agreement”) dated as of August 30, 2016 with SPI Solar, Inc. (“SPI”). Pursuant to the Purchase Agreement, MICL agreed to purchase from SPI for an aggregate purchase price of $17,000,000 a total of (i) 8,000,000 shares of Common Stock (the “Sale Common Shares”), and (ii) 7,012 shares of the Issuer’s Series C-1 Convertible Preferred Stock and 4,341 shares of the Issuer’s Series C-2 Convertible Preferred Stock (collectively, the “Sale Preferred Shares”), which Sale Preferred Shares can be convertible into an aggregate of 17,000,000 shares of Common Stock subject to the terms and conditions of the Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (the “Certificate of Designation”) filed on Form 8-K by the Issuer with the Securities and Exchange Commission (the “Commission”) on April 17, 2015.

Under the Purchase Agreement, SPI agrees that in the event any of the Series C-1 Convertible Preferred Stock or Series C-2 Convertible Preferred Stock subject to the share transfer is not converted into Common Stock within six months following the closing date, MICL shall (i) be released from the obligations to pay the unpaid portion of the consideration and (ii) have the right to request SPI to repurchase such Series C-1 Convertible Preferred Stock and Series C-2 Convertible Preferred Stock at a price of US$1,018.25 per share of Preferred Stock, plus an uncompounded 10% annual interest. The amount of the repurchase price shall be deducted the amount of the unpaid portion of the purchase price. The share transfer is subject to customary closing conditions. SPI will receive US$8.5 million upon the completion of the share transfer with the remainder of the purchase price to be paid by MICL within six months following the closing date.

Pursuant to the Certificate of Designation, holders of the Issuer’s Series C-1 Convertible Preferred Stock and Series C-2 Convertible Preferred Stock do not have any right to vote on any matters with respect to the Issuer, and the Reporting Persons will not be able to vote or direct the vote of the

Sale Preferred Shares until such securities are converted into shares of Common Stock pursuant to the Certificate of Designation. The foregoing description of the terms of the Purchase Agreement is qualified in its entirety by reference to its full text, a copy of which is included as Exhibit 99.1 of this Statement and is incorporated herein by reference. The Certificate of Designation is qualified in its entirety by reference to its full text, and is incorporated herein by reference. The closing (the “Closing”) of the transactions contemplated under the Purchase Agreement is expected to occur by late 2016.

The purchase of the Sale Common Shares and the Sale Preferred Shares was funded from the working capital of the Reporting Persons.

Jilun He purchased an aggregate of 3,861,776 shares of Common Stock in the open market for an aggregate price of $2,608,237.40, exclusive of commissions and fees. The funds for the purchase of such shares of Common Stock came from Jilun He’s cash on hand. No borrowed funds were used to purchase such shares of Common Stock.

Item 4.              Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Statement is hereby incorporated by reference in this Item 4.

The Reporting Persons will purchase the Sale Common Shares and the Sale Preferred Shares from SPI for investment purposes. Jilun He purchased the shares of Common Stock in the open market for investment purposes. The Reporting Persons intend to review their equity interest in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: current and anticipated future trading prices of the securities of the Issuer; the financial condition, results of operations and prospects of the Issuer; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer’s business or corporate structure;

(f) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) Any action similar to any of those enumerated above.

Item 5.              Interest in Securities of the Issuer.

(a) and (b). The following disclosure assumes that there were 64,752,821 shares of Common Stock outstanding and issuable as of the Closing, including (1) 47,752,821 shares of Common Stock outstanding as of September 8, 2016 as disclosed in the Issuer’s annual report on Form 10-K filed with the Securities Exchange and Commission on September 8, 2016, and (2) 17,000,000 shares of Common Stock convertible from the Sale Preferred Shares, and that the Sale Preferred Shares are convertible within 60 days of the date of the Closing.

MICL is the direct owner of (i) Sale Common Shares and (ii) Sale Preferred Shares, which can be convertible into an aggregate of 17,000,000 shares of Common Stock subject to the terms and conditions of the Certificate of Designation. Pursuant to the Certificate of Designation, the Sale Preferred Shares are convertible at a conversion price of $0.6678; provided, that (A) the Series C-1 Convertible Preferred Stock only become convertible upon the completion of five megawatts worth of solar projects (the “Projects”) in accordance with the Supply Agreement entered into by SPI and the Issuer on July 13, 2015, which is filed on Schedule 13D by SPI with the Commission on July 13, 2015 (the “Supply Agreement”) and (B) the Series C-2 Convertible Preferred Stock only become convertible upon the completion of 15 megawatts worth of Projects. The Supply Agreement is qualified in its entirety by reference to its full text, and is incorporated herein by reference. MICL and MII Group Limited are deemed to have the shared power to vote or to direct the vote or dispose or direct the disposition of 25,000,000 shares of Common Stock, representing 38.6% of the Issuer’s total issued and outstanding shares of Common Stock as of the Closing.

Jilun He is the direct owner of 3,861,776 Common Stock and the indirect owner of (i) Sale Common Shares and (ii) Sale Preferred Shares as stated above. Jilun He has the sole power vote or to direct the vote or dispose or direct the disposition of 3,861,776 shares of Common Stock, and is deemed to have the shared power to vote or to direct the vote or dispose or direct the disposition of 25,000,000 shares of Common Stock, an aggregate of which representing 44.6% of the Issuer’s total issued and outstanding shares of Common Stock as of the Closing.

Except as disclosed in Items 5(a) and 5(b), none of the Reporting Persons has beneficially own any Common Stock, or has the right to acquire any Common Stock, nor presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Stock which it may be deemed to beneficially own.

(c) The trading dates, number of shares of Common Stock purchased and the price per share for all transactions in the shares of Common Stock of the Issuer effected on behalf of Jilun He within the last 60 days, which were all ordinary brokerage transactions effected on the open market, are set forth in Schedule A and are incorporated herein by reference.

Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the Common Stock or other securities of the Issuer during the past 60 days.

(d) Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is hereby incorporated by reference.

The Reporting Persons entered into a joint filing agreement on September 16, 2016 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the Sale Common Shares, the Sale Preferred Shares or the Common Stock issuable upon conversion of the Sale Preferred Shares as beneficially owned by the Reporting Persons is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such securities.

Item 7.              Materials to be Filed as Exhibits.

Exhibit
No.                                                                                      Description

99.1	Share Purchase Agreement, dated August 30, 2016, among SPI Solar, Inc., Melodious Investments Company Limited and Jilun He

99.2	Joint Filing Agreement, among each Reporting Person, dated September 16, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2016

Jilun He

By:	/s/ Jilun He

Melodious International Investments Group Limited

Jilun He

By:	/s/ Jilun He
Name: Jilun He
Title: Director

Melodious Investments Company Limited

By:	/s/ Jilun He
Name: Jilun He
Title: Director

SCHEDULE A
TRANSACTIONS IN PAST 60 DAYS

The following purchase transactions were made by Jilun He in open-market broker transactions:

Trade Date	Transaction	Shares	Average Per Share Price
2016-09-16	Purchase	4	0.82
2016-09-16	Purchase	20,000	0.82
2016-09-16	Purchase	70,700	0.8
2016-09-16	Purchase	100,000	0.8
2016-09-16	Purchase	100,000	0.8
2016-09-16	Purchase	84	0.78
2016-09-16	Purchase	1,783	0.76
2016-09-16	Purchase	7,300	0.78
2016-09-16	Purchase	50,000	0.78
2016-09-16	Purchase	50,000	0.78
2016-09-16	Purchase	1,609	0.77
2016-09-16	Purchase	50,000	0.77
2016-09-15	Purchase	21,300	0.77
2016-09-15	Purchase	5,100	0.77
2016-09-15	Purchase	50,000	0.749
2016-09-15	Purchase	50,000	0.749
2016-09-15	Purchase	8,400	0.753
2016-09-10	Purchase	2,000	0.77
2016-09-10	Purchase	20,200	0.768
2016-09-10	Purchase	50,000	0.77
2016-09-10	Purchase	50,000	0.77
2016-09-10	Purchase	800	0.77
2016-09-10	Purchase	50,000	0.769
2016-09-10	Purchase	19,332	0.77
2016-09-10	Purchase	50,000	0.76
2016-09-10	Purchase	50,000	0.76
2016-09-10	Purchase	200	0.75
2016-09-10	Purchase	22,683	0.749
2016-09-10	Purchase	50,000	0.749
2016-09-10	Purchase	10,989	0.748
2016-09-09	Purchase	50,000	0.748
2016-09-09	Purchase	17,127	0.76
2016-09-09	Purchase	7,400	0.75
2016-09-09	Purchase	27,215	0.717
2016-09-09	Purchase	20,000	0.75
2016-09-09	Purchase	6,100	0.75
2016-09-09	Purchase	47,044	0.749
2016-09-09	Purchase	20,000	0.72
2016-09-09	Purchase	20,000	0.73
2016-09-09	Purchase	3,334	0.72
2016-09-09	Purchase	1,650	0.7

2016-09-09	Purchase	1,600	0.762
2016-09-09	Purchase	8,200	0.758
2016-09-09	Purchase	19,800	0.749
2016-09-09	Purchase	1,700	0.769
2016-09-09	Purchase	7,333	0.75
2016-09-09	Purchase	40,400	0.77
2016-09-09	Purchase	15,100	0.75
2016-09-09	Purchase	7,500	0.75
2016-09-08	Purchase	7,589	0.76
2016-09-08	Purchase	1,300	0.75
2016-09-08	Purchase	2,500	0.75
2016-09-08	Purchase	22,900	0.75
2016-09-08	Purchase	11,400	0.75
2016-09-08	Purchase	12,200	0.75
2016-09-08	Purchase	50,000	0.75
2016-09-08	Purchase	9,900	0.741
2016-09-08	Purchase	100,000	0.75
2016-09-08	Purchase	50,000	0.749
2016-09-08	Purchase	50,000	0.749
2016-09-08	Purchase	50,000	0.748
2016-09-08	Purchase	50,000	0.747
2016-09-03	Purchase	10,000	0.77
2016-09-03	Purchase	50,000	0.77
2016-09-03	Purchase	50,000	0.77
2016-09-03	Purchase	50,000	0.77
2016-09-03	Purchase	19,300	0.77
2016-09-03	Purchase	700	0.768
2016-09-03	Purchase	596	0.768
2016-09-03	Purchase	1,750	0.75
2016-09-03	Purchase	1,500	0.74
2016-09-03	Purchase	1,200	0.735
2016-09-03	Purchase	33,103	0.742
2016-09-03	Purchase	27,199	0.73
2016-09-03	Purchase	25,597	0.73
2016-09-03	Purchase	50,000	0.73
2016-09-02	Purchase	3,000	0.74
2016-09-02	Purchase	29,592	0.73
2016-09-02	Purchase	42,100	0.73
2016-09-01	Purchase	1,900	0.73
2016-09-01	Purchase	13,500	0.73
2016-09-01	Purchase	5,200	0.73
2016-09-01	Purchase	50,000	0.73
2016-09-01	Purchase	8,406	0.73
2016-09-01	Purchase	50,000	0.73
2016-09-01	Purchase	9,400	0.67
2016-09-01	Purchase	20,000	0.67
2016-09-01	Purchase	10,000	0.67

2016-09-01	Purchase	5,000	0.68
2016-09-01	Purchase	15,500	0.67
2016-09-01	Purchase	2,500	0.67
2016-09-01	Purchase	2,500	0.68
2016-09-01	Purchase	10,000	0.68
2016-09-01	Purchase	15,000	0.67
2016-09-01	Purchase	10,000	0.68
2016-08-31	Purchase	11,300	0.728
2016-08-31	Purchase	50,000	0.73
2016-08-31	Purchase	50,000	0.73
2016-08-31	Purchase	50,000	0.73
2016-08-31	Purchase	21,387	0.72
2016-08-31	Purchase	12,519	0.72
2016-08-31	Purchase	50,000	0.72
2016-08-31	Purchase	5,554	0.71
2016-08-31	Purchase	66,058	0.7
2016-08-31	Purchase	1,000	0.69
2016-08-31	Purchase	44	0.69
2016-08-31	Purchase	6,276	0.68
2016-08-31	Purchase	50,000	0.679
2016-08-31	Purchase	12,900	0.66
2016-08-25	Purchase	10,101	0.6
2016-08-25	Purchase	10,500	0.59
2016-08-25	Purchase	15,000	0.59
2016-08-25	Purchase	15,000	0.59
2016-08-25	Purchase	28,000	0.59
2016-08-25	Purchase	12,000	0.59
2016-08-25	Purchase	10,000	0.59
2016-08-25	Purchase	10,000	0.59
2016-08-25	Purchase	2,500	0.59
2016-08-25	Purchase	4,900	0.59
2016-08-25	Purchase	10,000	0.59
2016-08-25	Purchase	10,000	0.59
2016-08-25	Purchase	10,000	0.59
2016-08-25	Purchase	5,000	0.59
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	7,000	0.59
2016-08-25	Purchase	2,142	0.59
2016-08-25	Purchase	2,500	0.585
2016-08-25	Purchase	2,500	0.586
2016-08-25	Purchase	2,500	0.59
2016-08-25	Purchase	5,500	0.59
2016-08-25	Purchase	10,000	0.59
2016-08-25	Purchase	4,200	0.59
2016-08-25	Purchase	6,500	0.589

2016-08-25	Purchase	5,200	0.59
2016-08-25	Purchase	5,800	0.59
2016-08-25	Purchase	5,000	0.59
2016-08-25	Purchase	5,000	0.59
2016-08-25	Purchase	5,000	0.6
2016-08-25	Purchase	5,800	0.6
2016-08-25	Purchase	5,400	0.6
2016-08-25	Purchase	3,800	0.6
2016-08-25	Purchase	3,800	0.6
2016-08-25	Purchase	1,200	0.599
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	5,200	0.59
2016-08-25	Purchase	5,200	0.59
2016-08-25	Purchase	1,200	0.598
2016-08-25	Purchase	580	0.6
2016-08-25	Purchase	400	0.58
2016-08-25	Purchase	3,800	0.59
2016-08-25	Purchase	3,800	0.59
2016-08-25	Purchase	1,200	0.6
2016-08-25	Purchase	3,600	0.59
2016-08-25	Purchase	3,000	0.59
2016-08-25	Purchase	1,200	0.599
2016-08-25	Purchase	4,200	0.58
2016-08-25	Purchase	4,000	0.586
2016-08-24	Purchase	4,600	0.589
2016-08-24	Sale	-100	0.565
2016-08-24	Purchase	100	0.585
2016-08-24	Purchase	11,532	0.569
2016-08-24	Purchase	13,775	0.56
2016-08-24	Purchase	2,370	0.548
2016-08-24	Purchase	100	0.61
2016-08-24	Sale	-10,000	0.584
2016-08-24	Sale	-30,000	0.626
2016-08-24	Purchase	13,000	0.61
2016-08-24	Purchase	78,991	0.599
2016-08-24	Purchase	2,100	0.59
2016-08-24	Purchase	35,175	0.59
2016-08-24	Purchase	23,116	0.58
2016-08-23	Purchase	3,900	0.49
2016-08-23	Purchase	20,000	0.49
2016-08-23	Purchase	300	0.49
2016-08-22	Purchase	2,600	0.489
2016-08-22	Purchase	5,600	0.485
2016-08-22	Purchase	200	0.48

2016-08-22	Purchase	15,864	0.48
2016-08-22	Purchase	600	0.47
2016-08-22	Purchase	30,000	0.47
2016-08-22	Purchase	20,000	0.469
2016-08-22	Purchase	10,000	0.469
2016-08-22	Purchase	100	0.45
2016-08-20	Purchase	50,000	0.46
2016-08-19	Purchase	100	0.45
2016-08-16	Purchase	1,515	0.46
2016-08-16	Purchase	100	0.46
2016-08-16	Purchase	2,000	0.456
2016-08-15	Purchase	13,328	0.446
2016-08-15	Purchase	3,694	0.44
2016-08-10	Purchase	6,444	0.46
2016-08-10	Purchase	3,100	0.45
2016-08-10	Purchase	5,258	0.43
2016-08-10	Purchase	20,000	0.44
2016-08-10	Purchase	20,000	0.459
2016-08-10	Purchase	22,800	0.44
2016-08-10	Purchase	17,000	0.459
2016-08-10	Purchase	7,191	0.444
2016-08-10	Purchase	1,400	0.44
2016-08-10	Purchase	20,000	0.439
2016-08-10	Purchase	20,000	0.44
2016-08-10	Purchase	7,100	0.44
2016-08-10	Purchase	1,500	0.446
2016-08-10	Purchase	2,200	0.438
2016-08-10	Purchase	4,100	0.42
2016-08-10	Purchase	1,150	0.44
2016-08-10	Purchase	8,350	0.42
2016-08-10	Purchase	4,500	0.42
2016-08-10	Purchase	6,300	0.45
2016-08-09	Purchase	4,600	0.42
2016-08-09	Purchase	3,900	0.43
2016-08-09	Purchase	1,100	0.42
2016-08-09	Purchase	3,000	0.44
2016-08-09	Purchase	28,500	0.42
2016-08-09	Purchase	50,000	0.42
2016-08-09	Purchase	28,568	0.46
2016-08-09	Purchase	50,000	0.46
2016-08-09	Purchase	3,000	0.46
2016-08-09	Purchase	20,000	0.46
2016-08-09	Purchase	5,797	0.46
2016-08-09	Purchase	20,000	0.459
2016-08-09	Purchase	800	0.45
2016-08-09	Purchase	20,000	0.44
2016-08-09	Purchase	20,000	0.44

2016-08-09	Purchase	20,000	0.44
2016-08-08	Purchase	20,000	0.44
2016-08-08	Purchase	20,000	0.44
2016-08-08	Purchase	4,500	0.43
2016-08-08	Purchase	20,000	0.43
2016-08-08	Purchase	10,000	0.43
2016-08-01	Purchase	3,978	0.373